May 7, 2019


Via E-mail

Mr. Chad E. Fickett, Esq.
Assistant General Counsel
The Northwestern Mutual Life Insurance Company
720 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

       Re:    Northwestern Mutual Variable Life Account II
              File Nos. 333-230144 and 811-21933
              File Nos. 333-230143 and 811-21933

Dear Mr. Fickett:

        On March 8, 2019, Northwestern Mutual Variable Life Account II (the "Company") filed two registration statements on Form N-6. We have reviewed the registration statements and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statements.

General

   1. Comments in this letter are keyed to the registration statement with File No. 333-230144.
      Please make corresponding changes to the registration statement with File No. 333-
      230143, as applicable.

   2. Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company's guarantees under the Policy or whether the
      Company will be solely responsible for payment of Policy benefits.

Cover Page

   3. The definition of Owner in the Glossary states that references to "you" and "yours" in the prospectus refer to the Owner, or the employer. However, throughout the prospectus,
      "you" and "yours" is used in describing rights and terms that seem apply to the "Insured,"
      or the employee covered by the Policy. Please revise the prospectus and/or the Glossary
 Mr. Chad E. Fickett, Esq.
The Northwestern Mutual Life Insurance Company
May 7, 2019
Page 2


       to accurately describe the rights and terms applicable to the employer versus the employee.

   4. We note the statement that all material state variations are described in this prospectus, but this does not seem to be the case. Please disclose all material state variations in the prospectus or in an appendix to the prospectus.

Right to Return Policy, page 1

   5. The third sentence appears incomplete. Please revise, consistent with similar disclosure on page 13, if accurate.

Transaction Fees, page 3

   6. Please place the columns labeled "Guaranteed Maximum Charge" to the left of the columns labeled "Current Charge" in all fee tables.

   7. Footnote 7 states that the maximum charge shown in the table is not, in fact, the maximum charge. Please advise how this is consistent with the requirement to show the maximum charge in the fee table.

   8. Please clarify whether the Policy Debt Expense Charge is, or includes, the policy loan interest charge. Disclosure in footnote 11 and on page 27 states that this charge is in addition to the policy loan charge. If that disclosure is correct, please include the loan interest charge in the fee table. Similarly, please confirm that all rider charges, including those for incidental benefits, are reflected in the fee table.

   9. The last row on page 5, which describes the total disability benefit charge, has footnote 5 appended to it. Footnote 5 describes the cost of insurance charge. Please advise, or correct this footnote number. Please also correct the reference to footnote 55 on the prior page.

Annual Portfolio Operating Expenses, page 6

   10. Please state that charges are deducted from, and expenses are paid out of, the assets of the
       Portfolios that are described in the prospectuses for those companies.

The Separate Account, page 7

   11. Please advise how the second bullet point on this page differs from the ninth bullet point.
       Both of these bullet points appear to deal with substitutions.
 Mr. Chad E. Fickett, Esq.
The Northwestern Mutual Life Insurance Company
May 7, 2019
Page 3


   12. In the seventh bullet point, please revise the disclosure to indicate that you reserve the right to transfer assets out of the Separate Account for accrued fees and charges and any seed capital in excess of reserve requirements.

The Fixed Option, page 11

   13. Please specify the Availability Date in the prospectus, rather than referring the Owner to the Policy, or explain the basis for this reference.

If Your Death Benefit Guarantee is Active, page 11

   14. All of the limitations referenced in this section must be specified in the prospectus, rather than disclosed by reference to the "the limits described in your Policy schedule pages."
       This comment also applies to other similar limitations described elsewhere in the prospectus (e.g., in the subsection "If Your Death Benefit Guarantee is Not Active.")

Right to Return Policy, page 13

   15. Please disclose whether investment options are limited during the period described in this subsection.

   16. If applicable state law requires you to return the full amount of your premium payments, please clarify disclosure to state that the Company will give the greater of premium payments or the sum of (a) and (b) in those states.

Life Insurance Benefit, page 16

   17. Please disclose when these benefits will be paid. If there will be a delay, please disclose where assets will be held during the delay.

   18. If a specific Income Plan is elected, or is put into effect by default, please disclose whether the Owner may later change this and, if so, how the change would be made.

Death Benefit Options, page 16

   19. Please disclose the default option that will go into effect if none is elected.

   20. We note the disclosure stating "We calculate the amount available under the applicable
       Death Benefit option as of the date of the Insured's death or as described in this
       Prospectus." Please clarify by stating where in the prospectus the alternative is described.

   21. Please clarify the last sentence of this subsection.
 Mr. Chad E. Fickett, Esq.
The Northwestern Mutual Life Insurance Company
May 7, 2019
Page 4


Minimum Death Benefit, page 17

   22. Please disclose the default option that will go into effect if none is elected.

Single Life Income, page 19

   23. Please explain what "zero years" means in plain English. If this means "during the life of the payee," please specify what happens if the payee dies before the first scheduled payment.

Surrender of Policy Endorsement, page 20

   24. We note the reference to Mortality and Expense Risk Charges. These are not defined or included in the fee table. Please revise to address this.

Withdrawals, page 20

   25. In the last sentence of this subsection, please disclose if a different allocation can be specified by the Owner.

Termination and Reinstatement, page 21

   26. Please disclose how the minimum payment amount required to keep the Policy in force will be determined.

   27. Please disclose how Cash Surrender Value and the death benefit will be determined upon reinstatement.

Allocation Models, page 25

   28. Please disclose the strategy associated with each available model and specify where more information about the strategies can be obtained.

   29. Please disclose that the Insured must affirmatively select any new allocation model.

   30. The first full paragraph on page 26 appears to give the Company the right to allocate to a different Portfolio without the Owner's consent or instructions in the case of a liquidation, elimination or closure of an Original Portfolio. Please provide your legal basis for this position or revise your disclosure. See Section 26(c) of the 1940 Act.
 Mr. Chad E. Fickett, Esq.
The Northwestern Mutual Life Insurance Company
May 7, 2019
Page 5


Monthly Policy Charges and Service Charges, page 26

   31. Please disclose the Policy underwriting requirements. If the Company's use of simplified underwriting or other underwriting methods would cause healthy individuals to pay higher cost of insurance rates than they would pay if the Company used different underwriting methods, then please state that the cost of insurance rates are higher for healthy individuals as a result of that method of underwriting being used. See
       Instruction 2 to Item 5(a) of Form N-6.

Monthly Underwriting and Issue Charge, page 27

   32. Please specify all factors referenced in the first sentence of this subsection.

Suicide, page 28

   33. Please clarify the second sentence of this section.

Voting Rights, page 29

   34. Please disclose any circumstances under which the Company can override an Owner's voting instructions (e.g., as allowed pursuant to rule
6e-3(T)(b)(15)(A)(iii) and the
       Company's mixed and shared funding order). See Item 4(e) of Form N-6.

   35. We note the reference to "shares held in our General Account." Please revise this disclosure to clarify if you are, for instance, referring to shares owned by the Company and its affiliates for their own account.

Distribution of the Policy, page 35

   36. Please state commissions as a percentage of premiums paid. See Item 20(d) of
       Form N-6.

Contract Fund Value, page 36

   37. Please clarify the first sentence of this section.

Net Premium(s), page 37

   38. We note the use of the capitalized term Premium Expense Charge. Please define this term.
 Mr. Chad E. Fickett, Esq.
The Northwestern Mutual Life Insurance Company
May 7, 2019
Page 6


Target Premium, page 37

   39. Please state that the Target Premium is shown on the Policy specification page.

Statement of Additional Information

Distribution of the Policy, page B-3

   40. Please clarify the first sentence of this section.

   41. Please disclose the "additional amounts" paid to NMIS and amounts paid for administration of payment plans.

Item 26. Exhibits

   42. Please file actual agreements as exhibits, rather than "forms of" those agreements.

                                         *    *   *    *    *

       We note that portions of the filings are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        A response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-3503 if you have any questions.


                                                                Sincerely,

                                                                /s/ David L.
Orlic

                                                                David L. Orlic
                                                                Senior Counsel
 Mr. Chad E. Fickett, Esq.
The Northwestern Mutual Life Insurance Company
May 7, 2019
Page 7




cc:   Sally Samuel, Esq., Branch Chief
      William J. Kotapish, Esq., Assistant Director
      Disclosure Review and Accounting Office